FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                12 November 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                            International Power plc

This is to advise that on 12 November 2003, the following purchases of Ordinary shares in International Power plc (the "Company") were made by the following directors of the Company :


Director                     No. of Shares               Purchase Price
                                                          (per share)

Adri Baan                       3,901                        114.25p

Anthony Isaac                   3,901                        114.25p

John Taylor                     2,595                        114.25p


As a result of these purchases, the total number of Ordinary Shares in the Company held by each of these directors is as follows:


Director                                 No. of Shares

Adri Baan                                 18,901

Anthony Isaac                             8,901

John Taylor                               7,595


Stephen Ramsay

Company Secretary
                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary